UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*

Tiptree Financial Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

88822Q103
(CUSIP Number)

August 5, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88822Q103	13G

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON THE GOLDMAN SACHS GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,631,940*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 5,631,940*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,631,940*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%**
12	TYPE OF REPORTING PERSON HC-CO

*	As of February 23, 2015
**
Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Company (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission on November 26, 2014.

CUSIP No. 88822Q103	13G

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON GOLDMAN, SACHS & CO.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,631,940*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 5,631,940*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,631,940*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%**
12	TYPE OF REPORTING PERSON BD-PN-IA

*	As of February 23, 2015
**
Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Company (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission on November 26, 2014.

CUSIP No. 88822Q103	13G

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON GS ADVISORS VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,596,000*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 5,596,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%**
12	TYPE OF REPORTING PERSON PN

*	As of February 23, 2015
**
Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Company (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission on November 26, 2014.

CUSIP No. 88822Q103	13G

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON GS CAPITAL PARTNERS VI FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,596,000*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 5,596,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%**
12	TYPE OF REPORTING PERSON PN

*	As of February 23, 2015
**
Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Company (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission on November 26, 2014.

CUSIP No. 88822Q103	13G

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON GSCP VI ADVISORS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,596,000*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 5,596,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%**
12	TYPE OF REPORTING PERSON OO

*	As of February 23, 2015
**
Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Company (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission on November 26, 2014.

CUSIP No. 88822Q103	13G

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,596,000*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 5,596,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%**
12	TYPE OF REPORTING PERSON PN

*	As of February 23, 2015
**
Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Company (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission on November 26, 2014.

CUSIP No. 88822Q103	13G

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON GSCP VI OFFSHORE ADVISORS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,596,000*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 5,596,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%**
12	TYPE OF REPORTING PERSON OO

*	As of February 23, 2015
**
Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Company (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission on November 26, 2014.

CUSIP No. 88822Q103	13G

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON GS CAPITAL PARTNERS VI GMBH & CO. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,596,000*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 5,596,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%**
12	TYPE OF REPORTING PERSON PN

*	As of February 23, 2015
**
Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Company (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission on November 26, 2014.

CUSIP No. 88822Q103	13G

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON GOLDMAN, SACHS MANAGEMENT GP GMBH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,596,000*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 5,596,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%**
12	TYPE OF REPORTING PERSON OO

*	As of February 23, 2015
**
Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Company (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission on November 26, 2014.

CUSIP No. 88822Q103	13G

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON GS CAPITAL PARTNERS VI PARALLEL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,596,000*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 5,596,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%**
12	TYPE OF REPORTING PERSON PN

*	As of February 23, 2015
**
Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Company (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission on November 26, 2014.

CUSIP No. 88822Q103	13G

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON GSCP VI PARALLEL PROSIGHT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,596,000*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 5,596,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%**
12	TYPE OF REPORTING PERSON OO

*	As of February 23, 2015
**
Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Company (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission on November 26, 2014.

CUSIP No. 88822Q103	13G

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON PROSIGHT EQUITY MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,596,000*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 5,596,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%**
12	TYPE OF REPORTING PERSON CO

*	As of February 23, 2015
**
Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Company (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission on November 26, 2014.

CUSIP No. 88822Q103	13G

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON PROSIGHT PARALLEL INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,596,000*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 5,596,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%**
12	TYPE OF REPORTING PERSON OO

*	As of February 23, 2015
**
Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Company (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission on November 26, 2014.

CUSIP No. 88822Q103	13G

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON PROSIGHT INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,596,000*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 5,596,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,596,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.6%**
12	TYPE OF REPORTING PERSON OO

*	As of February 23, 2015
**
Based on a total of 31,829,633 shares of Common Stock (as defined below) of the Company (as defined below) outstanding as of November 26, 2014, as reported in the prospectus filed by the Issuer with the Securities and Exchange Commission on November 26, 2014.

Item 1. (a)                      Name of Issuer

Tiptree Financial Inc.

Item 1. (b)                      Address of Issuer’s Principal Executive Offices

780 Third Avenue, 21st Floor,
New York, New York 10017

Item 2. (a)                      Name of Persons Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

The Goldman Sachs Group, Inc.;
Goldman, Sachs & Co.;
GS Advisors VI, L.L.C.;
GS Capital Partners VI Fund, L.P.;
GSCP VI Advisors, L.L.C.;
GS Capital Partners VI Offshore Fund, L.P.;
GSCP VI Offshore Advisors, L.L.C.;
GS Capital Partners VI GmbH & Co. KG;
Goldman, Sachs Management GP GMBH;
GS Capital Partners VI Parallel, L.P.;
GSCP VI Parallel ProSight, L.L.C.;
ProSight Equity Management Inc.;
ProSight Parallel Investment LLC; and
ProSight Investment LLC

Item 2. (b)                      Address of Principal Business Office or, if None, Residence

The Goldman Sachs Group, Inc., Goldman, Sachs & Co., GS Advisors VI, L.L.C., GS Capital Partners VI Fund, L.P., GSCP VI Advisors, L.L.C., GS Capital Partners VI Offshore Fund, L.P., GSCP VI Offshore Advisors, L.L.C., GS Capital Partners VI GmbH & Co. KG, Goldman, Sachs Management GP GMBH, GS Capital Partners VI Parallel, L.P., GSCP VI Parallel ProSight, L.L.C.,  ProSight Equity Management Inc., ProSight Parallel Investment LLC and ProSight Investment LLC:
200 West Street
New York, NY 10282

Item 2. (c)                      Citizenship

THE GOLDMAN SACHS GROUP, INC. - Delaware
GOLDMAN, SACHS & CO. - New York
GS ADVISORS VI, L.L.C. - Delaware
GS CAPITAL PARTNERS VI FUND, L.P. – Delaware
GSCP VI ADVISORS, L.L.C. - Delaware
GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P. - Cayman Islands
GSCP VI OFFSHORE ADVISORS, L.L.C. - Delaware
GS CAPITAL PARTNERS VI GMBH & CO. KG - Germany
GOLDMAN, SACHS MANAGEMENT GP GMBH - Germany
GS CAPITAL PARTNERS VI PARALLEL, L.P. - Delaware
GSCP VI PARALLEL PROSIGHT, L.L.C. – Delaware
PROSIGHT EQUITY MANAGEMENT INC. - Delaware
PROSIGHT PARALLEL INVESTMENT LLC- Delaware
PROSIGHT INVESTMENT LLC – Delaware

Item 2. (d)                      Title of Class of Securities

Class A Common Stock, par value $0.001 per share

Item 2. (e)                      CUSIP Number

88822Q103

Item 3.                        If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a).	[ ] Broker or dealer registered under Section 15 of the Act
(15 U.S.C. 78o).

(b).	[ ] Bank as defined in Section 3(a)(6) of the Act
(15 U.S.C. 78c).

(c).	[ ] Insurance company as defined in Section 3(a)(19) of the Act
(15 U.S.C. 78c).

(d).	[ ] Investment company registered under Section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e).	[ ] An investment adviser in accordance with
Rule 13d-1(b)(1)(ii)(E);

(f).	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g).	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h).	[ ] A savings association as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i).	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j).	[ ] A non-U.S.institution in accordance with
Rule 13d-1(b)(1)(ii)(J);

(k).	[_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-US institution in accordance with Rule 13d-1(b)
(1)(ii)(J), please specify the type of institution:

Item 4.                        Ownership*

(a)	Amount beneficially owned:

See the response(s) to Item 9 on the attached cover page(s).

(b)	Percent of class:

See the response(s)to Item 11 on the attached cover page(s).

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See the response(s) to Item 5 on the attached cover page(s).

(ii) Shared power to vote or to direct the vote:

See the response(s) to Item 6 on the attached cover page(s).

(iii) Sole power to dispose or to direct the disposition of:

See the response(s) to Item 7 on the attached cover page(s).

(iv) Shared power to dispose or to direct the disposition of:

See the response(s) to Item 8 on the attached cover page(s).

This statement is being filed by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GS Advisors VI, L.L.C. (“GS Advisors”), GSCP VI Advisors, L.L.C. (“GSCP VI Advisors”), GSCP VI Offshore Advisors, L.L.C. (“GSCP VI Offshore Advisors”),  Goldman, Sachs Management GP GMBH (“GS GmbH”), GS Capital Partners VI Fund, L.P. (“GS Capital VI”), GS Capital Partners VI Offshore Fund, L.P. (“GS Capital VI Offshore”), GS Capital Partners VI GmbH & Co. KG (“GS Germany VI”), GS Capital Partners VI Parallel, L.P. (“GS Capital VI Parallel”), GSCP VI Parallel ProSight, L.L.C. (“GS Capital VI Parallel ProSight” and together with GS Capital VI, GS Capital VI Offshore, GS Germany VI and GS Capital VI Parallel, the “Funds”), ProSight Equity Management Inc. (“ProSight Equity”), ProSight Investment LLC (“ProSight Investment”) and ProSight Parallel Investment LLC (“ProSight Parallel Investment” and collectively, the “Reporting Persons”).

5,596,000 of the shares of Class A Common Stock, par value $0.001 per share (“Common Stock”), of Tiptree Financial Inc. (the “Company”) reported herein were received by indirect subsidiaries of ProSight Global Holdings Ltd. (“ProSight Global”) on August 5, 2014 in exchange for their limited partnership interests in Tiptree Financial Partners, LP.  ProSight Investment and ProSight Parallel Investment are shareholders of ProSight Global. ProSight Equity is the manager of ProSight Investment and ProSight Parallel Investment. The Funds own ProSight Investment and ProSight Parallel Investment.

Each of (i) GS Capital VI and its general partner, GSCP VI Advisors, (ii) GS Capital VI Offshore and its general partner, GSCP VI Offshore Advisors, (iii) GS Capital VI Parallel and its general partner, GS Advisors, (iv) GS Germany VI and its general partner, GS GmbH, and (v) GS Capital VI Parallel ProSight may be deemed to beneficially own indirectly the 5,596,000 shares of Common Stock held by indirect subsidiaries of ProSight Global.

For purposes of Rule 13d-3(a) and Rule 16a-1(a) only (and not for any other applicable purpose), GS Group and Goldman Sachs may be deemed to beneficially own indirectly the 5,596,000 shares of Common Stock held by indirect subsidiaries of ProSight Global because (i) the Funds own ProSight Investment and ProSight Parallel Investment, (ii) GS Advisors, GSCP VI Advisors, GSCP VI Offshore Advisors and GS GmbH are affiliates of GS Group and Goldman Sachs, (iii) Goldman Sachs is the investment manager of certain of the Funds, and (iv) of the relationship between ProSight Equity and Goldman Sachs.  Goldman Sachs is a wholly-owned subsidiary of GS Group.

On December 31, 2014, (i) Goldman Sachs beneficially owned directly and GS Group may have been deemed to beneficially own indirectly, 51,560 shares of Common Stock and (ii) Goldman Sachs and GS Group may have been deemed to beneficially own indirectly the 5,596,000 shares of Common Stock held by indirect subsidiaries of ProSight Global.

In accordance with Rule 13d-4, the filing of this Schedule 13G shall not be construed an admission that any of the Reporting Persons share or have beneficial ownership of the Common Stock of the Company.

Item 5.                      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [  ].

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

Clients of the Reporting Person(s) have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. Clients known to have such right or power with respect to more than 5% of the class of securities to which this report relates are:  NONE

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

See Exhibit (99.2)

Item 8.                      Identification and Classification of Members of the Group

Not Applicable.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2015

THE GOLDMAN SACHS GROUP, INC.
By:	/s/ Lee Tryhorn
	Name:	Lee Tryhorn
	Title:	Attorney-In-Fact

GOLDMAN, SACHS & CO.
By:	/s/ Lee Tryhorn
	Name:	Lee Tryhorn
	Title:	Attorney-In-Fact

GS ADVISORS VI, L.L.C.
By:	/s/ Lee Tryhorn
	Name:	Lee Tryhorn
	Title:	Attorney-In-Fact

GS CAPITAL PARTNERS VI FUND, L.P.
By:	/s/ Lee Tryhorn
	Name:	Lee Tryhorn
	Title:	Attorney-In-Fact

GSCP VI ADVISORS, L.L.C.
By:	/s/ Lee Tryhorn
	Name:	Lee Tryhorn
	Title:	Attorney-In-Fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.
By:	/s/ Lee Tryhorn
	Name:	Lee Tryhorn
	Title:	Attorney-In-Fact

GSCP VI OFFSHORE ADVISORS, L.L.C.
By:	/s/ Lee Tryhorn
	Name:	Lee Tryhorn
	Title:	Attorney-In-Fact

GS CAPITAL PARTNERS VI GMBH & CO. KG
By:	/s/ Lee Tryhorn
	Name:	Lee Tryhorn
	Title:	Attorney-In-Fact

GOLDMAN, SACHS MANAGEMENT GP GMBH
By:	/s/ Lee Tryhorn
	Name:	Lee Tryhorn
	Title:	Attorney-In-Fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.
By:	/s/ Lee Tryhorn
	Name:	Lee Tryhorn
	Title:	Attorney-In-Fact

GSCP VI PARALLEL PROSIGHT, L.L.C.
By:	/s/ Lee Tryhorn
	Name:	Lee Tryhorn
	Title:	Attorney-In-Fact

PROSIGHT EQUITY MANAGEMENT INC.
By:	/s/ Lee Tryhorn
	Name:	Lee Tryhorn
	Title:	Attorney-In-Fact

PROSIGHT PARALLEL INVESTMENT LLC
By:	/s/ Lee Tryhorn
	Name:	Lee Tryhorn
	Title:	Attorney-In-Fact

PROSIGHT INVESTMENT LLC
By:	/s/ Lee Tryhorn
	Name:	Lee Tryhorn
	Title:	Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement
99.2	Item 7 Information
99.3	Power of Attorney, relating to THE GOLDMAN SACHS GROUP, INC.
99.4	Power of Attorney, relating to GOLDMAN, SACHS & CO.
99.5	Power of Attorney, relating to GS ADVISORS VI, L.L.C.
99.6	Power of Attorney, relating to GS CAPITAL PARTNERS VI FUND, L.P.
99.7	Power of Attorney, relating to GSCP VI ADVISORS, L.L.C.
99.8	Power of Attorney, relating to GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.
99.9	Power of Attorney, relating to GSCP VI OFFSHORE ADVISORS, L.L.C.
99.10	Power of Attorney, relating to GS CAPITAL PARTNERS VI GMBH & CO. KG
99.11	Power of Attorney, relating to GOLDMAN, SACHS MANAGEMENT GP GMBH
99.12	Power of Attorney, relating to GS CAPITAL PARTNERS VI PARALLEL, L.P.
99.13	Power of Attorney, relating to GSCP VI PARALLEL PROSIGHT, L.L.C.
99.14	Power of Attorney, relating to PROSIGHT EQUITY MANAGEMENT INC.
99.15	Power of Attorney, relating to PROSIGHT PARALLEL INVESTMENT LLC
99.16	Power of Attorney, relating to PROSIGHT INVESTMENT LLC